Exhibit 99.2

Proxy Statement in Accordance with the Companies Regulations (Voting in
Writing and Position Notices), 5766 - 2005 (the “Regulations”)

1.	Company name: Mazor Robotics Ltd.

2.
Type, date and location of the general shareholders’ meeting: An Annual General Meeting (the “Meeting”) of Shareholders of Mazor Robotics Ltd. (the “Company”) will be held at CBLS, Law Offices at Azrieli Center, Square Tower, 35th floor, Tel-Aviv, on Wednesday, December, 31, 2014, at 11:00 a.m. Israel time.

3.	The topics on the agenda for which votes may be delivered by proxy statement (the "Proposals"):

3.1.	Discussion regarding the Company’s Financial Statements for the year ended December 31, 2013 and Annual Report for the year ended December 31, 2013;

3.2.
To consider and act upon a proposal to approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the independent public accountants of the Company for year ending December 31, 2014, and until the next annual general meeting of the shareholders of the Company, and to receive information regarding their remuneration;

3.3.
To consider and act upon a proposal to re-elect Messrs. Jonathan Adereth, Ori Hadomi, and Michael Berman and Ms. Sarit Soccary Ben-Yochanan, to hold office as directors for an additional term, commencing on the date of the Meeting until the next Annual General Meeting of Shareholders;

4.
Location and times where the full text of the proposed resolutions may be viewed: The full text of the proposed resolutions may be viewed at the Company’s registered office, Sunday to Thursday from 9:00 AM to 5:00 PM, following advance coordination with Mr. Ran Grinshtein, Controler, at telephone no. 972-4-6187131, until the convention date of the Meeting, and also in the immediate report published regarding the convention of the aforementioned Meeting, as it appears on the website of the Israel Securities Authority at www.magna.isa.gov.il.

5.	Majority required to pass the resolutions on the agenda, for which voting may be submitted by a proxy statement:

Pursuant to the Israeli Companies Law, 5799-1999 (the "Companies Law"), Proposal 3.2 and 3.3 requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposals.

6.
Validity of proxy statements: A proxy statement will be valid only if the following documents have been attached to it, and if it has been delivered to the Company (including by means of registered mail) no less than 72 hours before the date of the Meeting:

6.1.	If the shareholder is unregistered: attachment of unregistered shareholder’s authorization of ownership.

6.2.	If the shareholder is registered in the Company’s books: attachment of a photocopy of an ID card, passport or certificate of incorporation.

A proxy statement which has not been delivered in accordance with the instructions specified in this Section will be invalid. For this purpose, the “Delivery Date” will be the date on which the proxy statement and attached documents are delivered to the Company’s offices.

7.	Internet: The Company does not permit voting via the internet.

8.	Address for delivery of proxy statements and position notices: The Company’s registered office at HaEshel 7, Caesarea, Israel.

9.
Deadlines for delivery of proxy statements and position notices: The deadline for delivery of shareholders’ position notices to the Company is December 14, 2014. The deadline for delivery of proxy statements is 72 hours before the date of the Meeting; in other words, December 28, 2014, at 11:00 a.m. The deadline for delivery of a position notice by the Company regarding the response of the Company’s Board of Directors to the position notices submitted by the shareholders is December 19, 2014.

10.	Web addresses of the distribution site and stock exchange site where proxy statements and position notices may be found: www.magna.isa.gov.il and www.maya.tase.co.il, respectively.

11.
Receiving authorizations of ownership: Shareholders are entitled to receive authorizations of ownership at the branch of the stock exchange member, or by mail(requiring payment of shipping fees only), at their request. Requests made regarding this matter will be made in advance for a particular securities account.

12.
Receiving proxy statements and position notices: Unregistered shareholders are entitled to receive by e-mail (to the address held by the stock exchange member), at no charge, a link to the text of the proxy statements and position notices on the distribution site, by the stock exchange member through which they holds its shares, unless they have notified the stock exchange member that they are not interested in receiving the aforementioned link, or that they are interested in receiving proxy statements by regular mail for a fee. The aforementioned regarding proxy statements will also apply regarding receipt of position notices.

13.
Viewing proxy statements: One or more shareholders who hold, on the Determining Date, shares at a rate equal to five percent (5%) or more of all voting rights in the Company, and those holding the same rate out of the total voting rights not held by the Company’s controlling shareholder, as defined in Section 268 of the Companies Law (hereinafter: “Controlling Shareholder”), will be entitled, whether on their own or by means of a proxy acting on their behalf, after convention of the Meeting, to view the proxy statements at the Company’s office (whose address is specified in Section 8 above), during conventional working hours, as specified in Regulation 10(A) of the Regulations.

The number of shares which constitute 5% of the total voting rights in the Company is 2,104,643 ordinary shares of NIS 0.01 par value each of the Company.

14.
In accordance with and subject to the provisions of the Companies Law and the Regulations, the Company may, after the date of publication of this written proxy, make changes to the agenda topics (including adding a topic), and position notices regarding the resolution on the agenda may be published. As such changes are made and/or position notices published, it will be possible to review them in the Company's reports on the distribution site.

Revised Proxy as needed due to changes in resolutions on the agenda, will be published by the Company on the distribution site concurrently with the publication of changes in such decisions, no later than the dates specified in Section 5b in the Companies Regulations (Notice of a General Meeting and a Class Meeting in a Public Company), 5760-2000.

Proxy Statement – Part B

Company name: Mazor Robotics Ltd., public company no. 51-300904-3
Company address (for submission and delivery of proxy statements):  HaEshel 7, Caesarea, Israel
Meeting date: December 31, 2014 at: 11:00 a.m. (Israel Time).
Meeting type: Annual General Meeting (the "Meeting").
Determining date for ownership of shares with regards to voting rights in the Meeting: December 3, 2014.

Shareholder Details
Shareholder Name: ___________________
ID no.: ______________________

For shareholders who are not in possession of an Israeli ID card:
Passport no.: ______________________
Country of Issue: ______________________
Valid Until: _______________________

For shareholders that are corporations:
Corporation no. : _____________________
Country of Incorporation: ___________________

Manner of Voting:

	Agenda Topic	Manner of Voting
		For	Abstain	Against
1.
Appointment of Somekh Chaikin, certified public accountants (Israel), a member of KPMG international, as independent public accountants of the company and to receive information regarding the remuneration.

2.	Re-election of Directors:
Mr. Jonathan Adereth
Mr. Ori Hadomi
Mr. Michael Berman
Ms. Sarit Soccary Ben-Yochanan

Mark X or V clearly in the appropriate column, in accordance with your voting decision. Non-marking will be considered as an abstention from voting on that topic.

          ___________________                 _______________________
Date                                                 Signature

For shareholders holding shares through a stock exchange member (in accordance with Section 177(1) of the Companies Law, 5799 - 1999), this proxy statement is only valid when accompanied by an authorization of ownership.

For shareholders registered in the Company’s shareholder registry – this proxy statement will only be valid when accompanied by a photocopy of an ID / passport / certificate of incorporation.